UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Share Transfer Agreement

On February 1, 2022, China Liberal Education Holdings Limited (the “Company”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Wanwang Investment Limited (“Wanwang”), Xiaoshi Huang, and Thrive Shine Limited (together with Xiaoshi Huang, the “Sellers”), to acquire all the equity interests of Wanwang from the Sellers in consideration for US$60 million, subject to certain adjustments and payable pursuant to an installment schedule.

On February 16, 2022, the Company entered into Amendment No. 1 to the Stock Purchase Agreement with Xiaoshi Huang, Thrive Shine Limited and Wanwang Investment Limited, to amend Section 2.3(a) of the Stock Purchase Agreement to update the payment method of consideration upon the closing of the transaction contemplated by the Stock Purchase Agreement. Under the Amendment No. 1 to the Stock Purchase Agreement, upon the closing of the transaction, US$33 million shall be delivered to a joint account controlled by the Company and Xiaoshi Huang, which shall be released to Xiaoshi Huang once adjustment to the total consideration, if any, has been made pursuant to Section 2.6(c) of the Stock Purchase Agreement. Simultaneous with the release of the US$33 million payment, the Company shall deliver US$7 million, or such reduced amount after adjustments, as determined under Section 2.6(c) of the Stock Purchase Agreement. The total amount of consideration due upon closing remained the same, subject to certain adjustments. With the exception of the foregoing amendment, all other provisions of the Stock Purchase Agreement remained unchanged.

Wanwang, through its subsidiaries, operates two colleges, including an independent three-year college and a four-year college. On September 2, 2022, the Company closed the transaction contemplated by the Stock Purchase Agreement, and as of the same date, all of the equity interests in Wanwang had been transferred to the Company and the Company delivered a total of US$40 million in closing consideration to Xiaoshi Huang in accordance with the terms of the Stock Purchase Agreement. The Company also agreed to deliver consideration in the amount of two US$10 million installments to Xiaoshi Huang, each such installment conditional upon the satisfaction of certain conditions set forth in the Stock Purchase Agreement (the “Contingent Payments”).

Due to the unsatisfactory business performance of the two colleges operated by Wanwang’s subsidiaries in the academic year of 2022, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over the above-referenced four-year college, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believes it is in the best interests of the Company and its shareholders to restructure the transactions contemplated by the Stock Purchase Agreement, as amended.

On December 28, 2023, the Company enter into a share transfer agreement (the “Share Transfer Agreement”) with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with the Contingent Payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

The transactions contemplated by the Share Transfer Agreement will be closed on such date as will be mutually agreed upon by the parties to the Share Transfer Agreement, but will be no later than two business days after the date on which all closing conditions have been satisfied or waived. The Company expects the transactions to be closed on or before June 30, 2024.

The foregoing description of the transactions contemplated by the Share Transfer Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

The foregoing description of the Stock Purchase Agreement and Amendment No. 1 to the Stock Purchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 1.1 to the Company’s Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2022, and Exhibit 1.1 to the Company’s Form 6-K, filed with the SEC on February 17, 2022, respectively.

2

Exhibits

Exhibit Number	Description of Exhibit
10.1	Share Transfer Agreement entered into by and among China Liberal Education Holdings Limited, Xiaoshi Huang and Wanwang Investment Limited, dated December 28, 2023

Cautionary Note Regarding Forward-Looking Statements

Any statements in this Report on Form 6-K about the Company’s future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, statements about the anticipated date of closing of the transactions contemplated by the Share Transfer Agreement, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions. Risks that contribute to the uncertain nature of the forward-looking statements include, but are not limited to, the risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in subsequent filings with the SEC. All forward-looking statements contained in this Report on Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise.

3

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: December 29, 2023	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

4